      As filed with the Securities and Exchange Commission on May 31, 1995

                                                           Registration No. 33-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                  ------------

                              M.D.C. HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
       DELAWARE                      6550                          84-0622967
(STATE OR OTHER JURISDICTION  (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
   OF INCORPORATION OR          CLASSIFICATION NUMBER)    IDENTIFICATION NUMBER)
     ORGANIZATION)

                                  ------------

                           3600 SOUTH YOSEMITE STREET
                                   SUITE 900
                             DENVER, COLORADO 80237
                                 (303) 773-1100
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF THE
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  ------------

                               SPENCER I. BROWNE
                    PRESIDENT AND CO-CHIEF OPERATING OFFICER
                             M.D.C. HOLDINGS, INC.
                           3600 SOUTH YOSEMITE STREET
                                   SUITE 900
                             DENVER, COLORADO 80237
                                 (303) 773-1100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  ------------

                                   COPIES TO:
          DANIEL S. JAPHA                     PARIS G. REECE III
     GENERAL COUNSEL-CORPORATE             SENIOR VICE PRESIDENT AND
        M.D.C. HOLDINGS, INC.               CHIEF FINANCIAL OFFICER
     3600 SOUTH YOSEMITE STREET               M.D.C. HOLDINGS, INC.
           SUITE 900                       3600 SOUTH YOSEMITE STREET
          DENVER, COLORADO 80237                   SUITE 900
                                             DENVER, COLORADO 80237

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                         CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------

     Title of Each Class of Securities to be                     Proposed Maximum       Proposed Maximum
                  Registered                      Amount to be   Offering Price Per     Aggregate Offering       Amount of
                                                   Registered         Unit (1)               Price (1)        Registration Fee

- ----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value. . . . . . . . . .      66,315           $ 6.25               $ 414,468.75           $ 142.92
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended. Pursuant to Rule 457(c) the maximum offering price per unit of $6.25 represents the average of the high and low prices for a share of the Common Stock as reported on the New York Stock Exchange on May 25, 1995 and the maximum aggregate offering price is the product of $6.25 and 66,315.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                                  66,315 SHARES

                              M.D.C. HOLDINGS, INC.

                                  COMMON STOCK

                                  ------------

     This Prospectus relates to the public offering by certain Selling Stockholders (as hereinafter defined) of up to 66,315 shares of common stock, $.01 par value per share (the "Common Stock"), of M.D.C. Holdings, Inc., a Delaware corporation (the "Company"). The 66,315 shares of Common Stock (collectively, the "Shares"), when sold, will be sold by and for the account of the Selling Stockholders named herein (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Shares were issued as a portion of a bonus paid by the Company to each of the Selling Stockholders. The bonuses were determined and approved by the Compensation Committee of the Company's Board of Directors.

     The Common Stock of the Company is traded on the New York Stock Exchange ("NYSE") and the Pacific Stock Exchange ("PSE") where prices are reported under the symbol "MDC."

     All expenses relating to the distribution of the shares are to be borne by the Company, other than commissions, concessions and discounts of underwriters, dealers or agents of the Selling Stockholders.

     SEE "RISK FACTORS" FOR A DESCRIPTION OF CERTAIN RISKS INVOLVED IN THE PURCHASE OF THE SHARES.

                                  ------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------

     The Selling Stockholders directly or through agents, dealers or underwriters may sell the Shares from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Stockholders from the sale of the Shares sold by them pursuant to this Prospectus will be the purchase price of such Shares less any commissions. See "Plan of Distribution." Each of the Selling Stockholders reserves the sole right to accept or to reject, in whole or in part, any proposed purchase of its Shares.

     The Selling Stockholders, and any underwriters, dealers or agents that participate with the Selling Stockholders in the distribution of the Shares, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                                  ------------

                  The date of this Prospectus is _______, 1995

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act, with respect to the Shares offered hereby. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto, to which reference hereby is made. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions.

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional office at 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10007. Any interested party may obtain copies of such materials at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York and the Pacific Stock Exchange, 115 Sansome Street, Suite 1104, San Francisco, California.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates by reference documents which are not presented herein or delivered herewith. Copies of any such documents filed by the Company, including exhibits to such documents, are available upon request, and without charge, from M.D.C. Holdings, Inc., 3600 South Yosemite Street, Suite 900, Denver, Colorado 80237, Attention: Paris G. Reece III, Senior Vice President and Chief Financial Officer (telephone (303) 773-1100).

     The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference in this Prospectus:

     (i)   Annual Report on Form 10-K for the fiscal year ended December 31,
           1994;
     (ii) Proxy Statement dated March 31, 1995 relating to the 1995 Annual Meeting of Stockholders (excluding those portions of such Proxy Statement not deemed filed);
     (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents, excluding those portions of such documents not deemed filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is modified to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. REFERENCES HEREIN TO "MDC" OR THE "COMPANY," UNLESS OTHERWISE INDICATED, REFER TO M.D.C. HOLDINGS, INC. AND ITS SUBSIDIARIES.


                                  THE COMPANY

     The Company is a national home builder with major operations in (i) metropolitan Denver and Colorado Springs, Colorado (collectively, "Colorado");
(ii) northern Virginia and suburban Maryland (collectively, "Mid-Atlantic");
(iii)

Northern and Southern California (collectively, "California"); (iv) Phoenix and Tucson, Arizona (collectively, "Arizona"); and (v) Las Vegas, Nevada ("Nevada").

     In its home building operations, the Company is engaged in the construction and sale of residential housing (collectively, the "home building segment"). In its mortgage origination, purchase and sale activities (collectively, the "mortgage lending segment"), which primarily support the Company's home building segment, HomeAmerican Mortgage Corporation (a wholly owned subsidiary of M.D.C. Holdings, Inc., "HomeAmerican") provides mortgage loans to the Company's home buyers and to others.

     In its asset management operations (collectively, the "asset management segment"), Financial Asset Management Corporation (an indirect, wholly owned subsidiary of M.D.C. Holdings, Inc., "FAMC") manages, by contract the operations of two publicly-traded real estate investment trusts (each, a "REIT").

     The Company is a Delaware corporation originally incorporated in Colorado in 1972. The principal executive offices of the Company are located at 3600 South Yosemite Street, Suite 900, Denver, Colorado 80237, and its telephone number is (303) 773-1100.


                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain risks involved in the purchase of the Shares.


                                  THE OFFERING

Shares offered hereby. . . . .  Up to 66,315 shares of the Company's Common
                                Stock, $.01 par value per share.

Trading. . . . . . . . . . . .  The Common Stock of the Company is traded on the
                                NYSE and the PSE where prices are reported under the symbol "MDC."


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       THREE MONTHS
                                      ENDED MARCH 31,                           YEAR ENDED DECEMBER 31,
                                      ---------------         -------------------------------------------------------------

                                     1995          1994         1994         1993         1992         1991         1990
                                     ----          ----         ----         ----         ----         ----         ----
                                        (UNAUDITED)
                                        -----------

INCOME STATEMENT DATA:
Revenues . . . . . .                $ 192,518    $ 168,693    $ 824,869    $ 652,076    $ 511,568    $ 422,232    $ 508,372
Income (loss) from continuing
   operations. . . .                    4,068        3,806       19,255       10,056        4,765      (12,903)     (11,954)
Income (loss) from continuing
   operations per common
   share (primary) .                $     .20    $     .19    $     .94    $     .45    $     .22    $    (.62)   $    (.63)

                                       3

                                     MARCH 31,                            DECEMBER 31,
                                     ---------                            ------------
                                       1995         1994         1993         1992         1991         1990
                                      ------       ------       ------       ------       ------       ------
                                    (UNAUDITED)
                                    -----------
BALANCE SHEET DATA:
Total assets . . . .                $ 700,527   $  725,445   $  776,866    $ 858,944  $ 1,316,793   $1,477,146
Total debt(1). . . .                  325,492      348,280      345,676      325,835      350,776      411,291
Stockholders' equity                  197,451      192,295      175,854      164,182      160,488      157,261

- ------------

(1)  Excludes mortgage-backed bond indebtedness.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors in addition to the other information set forth in this Prospectus before making an investment in the Shares offered hereby.


LEVERAGE

     The home building industry is capital intensive. The Company finances a substantial portion of its land acquisition and residential construction activities through the incurrence by its subsidiaries of secured indebtedness and, as a result, the Company is highly leveraged. As of March 31, 1995, the Company's total indebtedness (excluding mortgage backed bond indebtedness) was approximately $325 million and the Company's debt-to-equity ratio was approximately 1.65 to 1. In addition, agreements governing certain indebtedness permit the Company to incur significant additional indebtedness. Although the Company expects to generate sufficient cash flow from operations to meet its debt service obligations, there can be no assurance that the Company will be able to do so. The ability of the Company to meet its obligations will depend upon the future performance of the Company and will be subject to financial, business and other factors affecting the business and operations of the Company, including general economic conditions. See "The Home Building Industry" below.


THE HOME BUILDING INDUSTRY

     The home building industry is cyclical and affected significantly by changes in economic conditions, the supply of homes, changes in governmental regulation (including uncertainties involving the entitlement process in the improvement of undeveloped land), increases in real estate taxes, energy costs and costs of materials and labor, the availability and cost of suitable land, environmental factors, weather and the availability of financing at rates and on terms acceptable to home builders and home buyers.

     Beginning in 1992 through October 1993, home mortgage interest rates declined to their lowest levels in 25 years to an average of 6.7% on a 30-year, fixed-rate mortgage. Since October 1993, mortgage interest rates have increased from a low of 6.7% to as high as 9.25% in December 1994 primarily as a result of seven interest rate increases by the Federal Reserve Board. While current mortgage interest rates (approximately 8.4% in April 1995) are still low compared with historical rates for the past 25 years, the general increase in mortgage interest rates has affected adversely and may in the future affect adversely the Company's home building and mortgage lending segments.


REGULATORY AND ENVIRONMENTAL FACTORS

     The Company is subject to continuing compliance with various federal, state and local statutes, ordinances, rules and regulations, including, among others, zoning and land use ordinances, building, plumbing and electrical codes, contractors' licensing laws and health and safety regulations and laws (including but not limited to, those of the Occupational Safety and Health Administration). Various localities in which the Company operates have imposed (or may in the future impose) fees on developers to fund, among other things, schools, road improvements and low and moderate income housing.

     From time to time, various municipalities in which the Company operates, particularly in California and Nevada, restrict or place moratoriums on the availability of water and sewer taps. Additionally, certain jurisdictions in which the

Company operates (particularly in California) have proposed or enacted growth initiatives restricting the number of building permits available in any given year. Although no assurance can be given as to future conditions or future governmental action, in general, the Company believes that it has, or under existing agreements and regulations ultimately can obtain, an adequate number of water and sewer taps and building permits for its inventory of land and land held for development. The Company's general policy is to acquire finished building sites and land for development only in areas which have, or will have upon completion of development, the availability of building permits, access to utilities and other municipal service facilities necessary for anticipated development requirements. Generally, the zoning of land is suitable for its intended use when acquired by the Company.

     The home building operations of the Company also are affected by environmental considerations pertaining to, among other things, availability of water, municipal sewage treatment capacity, land use, hazardous waste disposal, naturally occurring radioactive materials, building materials, population density and preservation of the natural terrain and vegetation (collectively, "Environmental Laws"). The particular Environmental Laws which apply to any given home building project vary greatly according to the site's location, environmental conditions and present and former uses. These Environmental Laws may result in delays, may cause the Company to incur substantial compliance and other costs and may prohibit or severely restrict home building activity in certain environmentally-sensitive regions or areas.


COMPETITION

     The real estate industry is fragmented and highly competitive. In each of its markets, the Company competes with numerous home builders, subdivision developers and land development companies (a number of which build nationwide). Home builders not only compete for customers, but also for, among other things, desirable financing, raw materials and skilled labor. In a number of its markets, the Company competes with home builders that are substantially larger and have greater financial resources than the Company. Competition for home sales is based, among other factors, on price, style, financing provided to prospective purchasers, location, quality, warranty service and general reputation in the community.

     The mortgage industry is fragmented and highly competitive. In each of the areas in which it originates loans, HomeAmerican competes with numerous banks, thrifts and mortgage bankers, many of which are larger and have greater financial resources than HomeAmerican. Competition is based, among other factors, on pricing, loan terms and underwriting criteria.


AFFILIATED TRANSACTIONS

     The Company has entered into several transactions with affiliates, including Larry A. Mizel, the Company's Chairman of the Board of Directors and Chief Executive Officer, Spencer I. Browne, a Director and President and Co-Chief Operating Officer of the Company and David D. Mandarich, a Director, Executive Vice President-Real Estate and Co-Chief Operating Officer of the Company and Chairman of the Board and President of Richmond Homes. Material transactions between the Company and its officers and directors are subject to review by the Company's Board of Directors. Such review includes a review of the fairness of the transaction or an independent appraisal. See "Selling Stockholders-Summary of Related Party Transactions."


TAX MATTERS

     M.D.C. Holdings, Inc. and its wholly owned subsidiaries file a consolidated federal income tax return (an "MDC Consolidated Return"). Richmond Homes and its wholly owned subsidiaries filed a separate consolidated federal income tax return (each a "Richmond Homes Consolidated Return") from its inception (December 28, 1989) through February 2, 1994, the date Richmond Homes became a wholly owned subsidiary of MDC.

     In April 1995, the Company received approval from the Congressional Joint Committee on Taxation regarding the Company's final agreement with the Internal Revenue Service (the "IRS") relative to the IRS's examination of the MDC Consolidated Returns for the years 1984 and 1985. Also in April 1995, the Company and the IRS reached final agreement on the IRS examinations of the Richmond Homes Consolidated Returns for the years 1989 and 1990. Such agreements had no material impact upon the Company's financial position or results of operations.

     The IRS has completed its examination of the MDC Consolidated Returns for the years 1986 through 1990 and has proposed certain adjustments to the taxable income reflected in such returns. In general, the proposed adjustments would shift the recognition of certain items of income and expense from one year to another ("Timing Adjustments"). To the extent taxable income in a prior year is increased by proposed Timing Adjustments, taxable income may be reduced by a corresponding amount in other years; however, the Company would incur an interest charge as a result of such adjustment. The Company currently is protesting many of these proposed adjustments through the IRS appeals process. In the opinion of management, adequate provision has been made for the additional income taxes and interest which may result from the proposed adjustments.

     The IRS currently is examining the MDC and Richmond Homes Consolidated Returns for the years 1991, 1992 and 1993. No reports have been issued by the IRS in connection with these examinations. In the opinion of management, adequate provision has been made for additional income taxes and interest, if any, which may result from these examinations.


                           DESCRIPTION OF COMMON STOCK

     The Company has authorized 100,000,000 shares of common stock, $.01 par value (the "Common Stock").


COMMON STOCK

     At May 1, 1995 approximately 19,952,000 shares of the Common Stock were issued and outstanding. Holders of shares of Common Stock are entitled to one vote for each share held of record on matters submitted to a vote of stockholders. Holders of shares of the Common Stock do not have cumulative voting rights in the election of directors to the Company's Board of Directors, which is divided into three classes, with members of each class serving a three-year term.

     A vote by the holders of a majority of shares of the Common Stock present at a meeting at which a quorum is present is necessary to take action, except for certain extraordinary matters which require the approval of the holders of 80% of the outstanding shares of voting stock. In addition, certain Business Combinations, (as defined in the Company's Certificate of Incorporation, as amended (the "Certificate") but generally, a merger or consolidation of the Company with any holder (directly or indirectly) of more than 10% of the outstanding shares of voting stock of the Company (an "Interested Stockholder") or certain related parties; the sale or other disposition by the Company of any assets or securities to an Interested Stockholder involving assets or securities having a value of $15,000,000 or more than 15% of the book value of the total assets or 15% of the stockholders' equity of the Company; the adoption of any plan or proposal for the liquidation or dissolution of the Company or for any amendment to the Company's Bylaws; or any reclassification of securities, recapitalization, merger with a subsidiary or other transaction which has the effect of increasing an Interested Stockholder's proportionate ownership of the capital stock of the Company) involving the Company and an Interested Stockholder, must be approved by the holders of 80% of the shares of outstanding voting stock, unless approved by a majority of Continuing Directors (as defined in the Certificate) or unless certain minimum price and procedural requirements are met. In the case of any Business Combination involving payments to holders of shares of the Common Stock, the fair market value per share of such payments would have to be at least equal to the highest value determined under the following alternatives: (i) the highest price per share of the Common Stock paid by or on behalf of the Interested Stockholder during the two years prior to the public announcement of the proposed Business Combination (the "Announcement Date") or in the transaction in which it became an interested Stockholder, whichever is higher; and (ii) the fair market value per share of the Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder, whichever is higher. "Fair market value" is defined in the Certificate to mean, in the case of exchange-listed or NASDAQ-quoted stock, the highest closing price or closing bid in the 30 days preceding the date in question, and, in the case of other property, the fair market value as determined by a majority of the Continuing Directors.

     Subject to the preferences applicable to any then outstanding shares of preferred stock of the Company, holders of shares of Common Stock are entitled to dividends when and as declared by the Board of Directors of the Company from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. All issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

                              SELLING STOCKHOLDERS

SELLING STOCKHOLDERS

     The Shares offered hereby may be offered for sale from time to time by the Selling Stockholders. The following table provides certain information with respect to the shares of Common Stock of the Company (including the Shares) held by each Selling Stockholder as of May 1, 1995.


                                NUMBER OF                                                SHARES
                                  SHARES                  NUMBER OF                 BENEFICIALLY OWNED
                               BENEFICIALLY                SHARES                  AFTER THE OFFERING(2)
                                OWNED AS OF             REGISTERED FOR         -----------------------------
                                MAY 1, 1995              SALE HEREBY            NUMBER(1)         PERCENT(3)
                               -------------            --------------         -----------       -----------
NAME OF SELLING STOCKHOLDER
Larry A. Mizel(4). . . . . .   4,220,710(7)                22,105              4,198,605               20.9%
Spencer I. Browne(5) . . . .     729,876                   22,105                707,771                3.5%
David D. Mandarich(6). . . .   1,521,169                   22,105              1,499,604               7.44%

- ------------
1. Includes the following shares of Common Stock which such persons had the right to acquire within 60 days of May 1, 1995 by the exercise of stock options at prices ranging from $.28125 to $6.60 per share: Larry A. Mizel 133,333, Spencer I. Browne 246,666 and David D. Mandarich 191,666. Subsequent to May 1, 1995, Mr. Mizel exercised options to acquire 100,000 shares of Common Stock. See "Summary of Related Party Transactions" below.
2.   Assumes the sale of all the Shares offered hereby.
3. The percentage shown includes shares of Common Stock actually owned and shares of Common Stock which the person had the right to acquire within 60 days of May 1, 1995. In calculating the percentage of ownership, all shares of Common Stock which the person had the right to acquire within 60 days of May 1, 1995 are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by any other person.
4. Larry A. Mizel has served as Chairman of the Board of Directors of the Company for more than the past three years. He was elected Chief Executive Officer of the Company in February 1988. Mr. Mizel also serves as a director of Richmond Homes. Prior to February 1992, Mr. Mizel served as a director, officer or both of several of the Company's other subsidiaries. Mr. Mizel also is chairman of the board of directors of Asset Investors Corporation ("Asset Investors"), a New York Stock Exchange-listed real estate investment trust ("REIT"), and Commercial Assets, Inc. ("Commercial Assets"), an American Stock Exchange-listed REIT.
5. Spencer I. Browne has served as President, Chief Operating Officer or Co-Chief Operating Officer and a director for more than the past three years. He was elected President in May 1990, Chief Operating Officer in December 1989 and Co-Chief Operating Officer in September 1994. He also serves as an officer, director or both of some of the Company's other subsidiaries. Mr. Browne also is President, Chief Executive Officer, and a director of Asset Investors and Commercial Assets.
6. David D. Mandarich has served as Executive Vice President-Real Estate of the Company since April 1993 and Co-Chief Operating Officer since September 1994 and as a director of the Company since March 1994. From April 1989 to April 1993, Mr. Mandarich served as a consultant to the Company. Mr. Mandarich has served as chairman of the board of directors of Richmond Homes.
7. Includes 5,000 shares held jointly by Mr. Mizel's wife and her brother and sister, 1,115 shares owned by Mr. Mizel's minor children and 405,314 shares of Common Stock with respect to which Mr. Mizel may be considered the "beneficial owner," as defined under the Exchange Act, because he is a beneficiary of certain trusts which own all of the outstanding stock of CVentures, Inc., a corporation which controls the voting of these shares of Common Stock. Mr. Mizel is a director and officer of CVentures, Inc. Also includes 194,032 shares of Common Stock owned by certain trusts for the benefit of Mr. Mizel and certain members of his immediate family, over which shares Mr. Mizel does not exercise voting control, although he has a limited power of appointment allowing him to direct the trustee to gift all or a portion of such shares to any person other than himself, members of his family or a creditor. Mr. Mizel disclaims beneficial ownership of the 194,032 shares.


SUMMARY OF RELATED PARTY TRANSACTIONS

     On April 12, 1995, the Company's Board of Directors adopted the M.D.C. Holdings, Inc. Executive Option Purchase Program (the "Program"). Pursuant to the Program, the Company established secured loan facilities for certain executive officers of the Company, including a maximum $1 million facility for each of the Selling Stockholders. The secured loan facilities under the Program may be used by the executive officers to finance up to two-thirds of the sum of the exercise price and applicable federal and state income taxes payable to the executive officer to exercise stock options held by such executive officers.
The maximum amount of the facility is subject to an annual 10% reduction. All amounts borrowed will be evidenced by a Promissory Note and Pledge Agreement, will be secured by a pledge of all of the stock acquired with the proceeds of the loan and will be full recourse to the executive officer. Loans under the Program will have a five year term (subject to certain earlier maturities in the event of termination of the employment of the executive officer) and will bear simple interest at a variable rate based on 30 day LIBOR, plus 1%.

     In April, 1995 Messrs. Browne and Mandarich exercised options to acquire 147,500 and 496,914 shares of Common Stock, respectively, at prices ranging from $.28125 to $.8125 per share. In May 1995, Mr. Mizel exercised options to acquire 100,000 shares of Common Stock at $3.00 per share. The Company advanced Messrs. Mizel, Browne and Mandarich two-thirds of the sum of the exercise price and related taxes for these shares pursuant to the Program.

     FAMC manages the day-to-day operations of Asset Investors and Commercial Assets. Certain officers and directors of the Company, including Mr. Mizel and Mr. Browne, are officers, directors and shareholders of each of Asset Investors and Commercial Assets.

                     1994 RICHMOND COMMON STOCK ACQUISITION

     In December 1993, the Company completed an offering (the "1993 Offering") of $190,000,000 principal amount of 11 1/8% Senior Notes due 2003 (the "Senior Notes") and $28,000,000 principal amount of 8 3/4% Convertible Subordinated Notes due 2005 (the "Convertible Subordinated Notes"). Based on, among other things, advice of the Company's financial advisor, the Company believed the success of the 1993 Offering was dependent on MDC's ability to acquire the 54.9% of the common stock of Richmond Homes, Inc. I (the "Richmond Common Stock") that it did not own. Richmond Homes, Inc. I and its subsidiaries (collectively, "Richmond Homes") conduct the Company's Colorado home building operations. A portion of the net proceeds of the 1993 Offering was used to acquire 19.9% of the Richmond Common Stock from an unaffiliated liquidating trust.

     In connection with an agreement entered into as part of the 1993 Offering and in furtherance of the Company's desire to own all of the outstanding Richmond Common Stock, in December 1993, a special committee of the Board of Directors of the Company (the "Special Committee") negotiated on behalf of the Company terms of an option agreement with Larry A. Mizel (Chairman of the Board and Chief Executive Officer of the Company) and David D. Mandarich (Executive Vice President - Real Estate, Co-Chief Operating Officer and a director of the Company) to acquire the shares of Richmond Common Stock owned by them (a total of 35% of the Richmond Common Stock) in exchange for MDC Common Stock with a value of up to $3,500,000 in the aggregate. For purposes of the exchange, the shares of MDC Common Stock were valued at $5.75 per share, the closing price of MDC Common Stock on the date of the option agreement. The Special Committee engaged a financial advisor to perform a business enterprise valuation of Richmond Homes. In February 1994, based on the results of the valuation, the maximum value of $3,500,000 of MDC Common Stock (an aggregate of 608,695 shares) was issued to Messrs. Mizel and Mandarich in exchange for their shares of Richmond Homes Common Stock. MDC currently owns 100% of the equity of Richmond Homes.

     The Company believes increasing its ownership of Richmond Homes to 100% (which generated 46% of MDC's home sales revenues in 1993), among other things, increased MDC's financial flexibility and simplified its corporate structure.

     In addition, the Company was and is a party to a number of transactions with Richmond Homes (in order to conduct the Company's Colorado home building activities) which, prior to February 1994, was an affiliate of the Company but not a wholly-owned subsidiary of the Company. Prior to February 1994, Messrs. Mizel and Mandarich were shareholders of Richmond Homes. Mr. Mandarich is Chairman of the Board and Mr. Mizel is a director of Richmond Homes. The above-referenced transactions and relationships and certain others are more fully described in the Company's Proxy Statement dated March 31, 1995, portions of which are incorporated herein by reference.

                              PLAN OF DISTRIBUTION

     The Company will receive none of the proceeds from this offering. The Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or the purchasers of Shares for whom they may act as agent. The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     At the time a particular offering of Shares is made, a Prospectus Supplement, if required, will be distributed which will set forth the number of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agent, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The Selling Stockholders may use brokers or dealers in connection with the sale of Shares contemplated by this Prospectus and such brokers or dealers may receive fees or commissions in connection therewith. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at varying prices (including market prices or prices related thereto) determined at the time of sale or at negotiated prices.

     To comply with the securities laws of certain jurisdictions, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act any person engaged in a distribution of the Common Stock of the Company may not simultaneously engage in market-making activities with respect to such Common Stock of the Company during such distribution or for a period of two business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Common Stock of the Company by the Selling Stockholders.

     The Company will pay the expenses incident to the offering and sale of the Shares to the public, other than commissions, concessions and discounts of underwriters, dealers or agents.


                                 LEGAL MATTERS

     Certain matters with respect to the legality of the issuance of the Shares offered hereby will be passed upon for the Company by Daniel S. Japha, Esq., Denver, Colorado.


                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited condensed consolidated balance sheet of M.D.C. Holdings, Inc. and subsidiaries as of March 31, 1995, and the related condensed consolidated statements of income and of cash flows for the three-month periods ended March 31, 1995 and 1994 incorporated by reference in this Prospectus, Price Waterhouse LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 26, 1995 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP is not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by Price Waterhouse LLP within the meaning of sections 7 and 11 of the Act.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO 66,315 SHARES SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE M.D.C. HOLDINGS, INC. DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE COMMON STOCK ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                              --------------------



                                TABLE OF CONTENTS

                                                                  Page
                                                                  ----
Available Information . . . . . . . . . . . . . . . . . . . .       2
Incorporation of Certain Documents by
Reference   . . . . . . . . . . . . . . . . . . . . . . . . .       2
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . .       2
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . .       4
Description of Common Stock . . . . . . . . . . . . . . . . .       6
Selling Stockholders  . . . . . . . . . . . . . . . . . . . .       7
Plan of Distribution  . . . . . . . . . . . . . . . . . . . .       9
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . .       9
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . .       9


                                 66,315 SHARES

                              M.D.C. HOLDINGS, INC.

                                  COMMON STOCK






                                  ------------

                                   PROSPECTUS

                                  ------------











                                 JUNE __, 1995

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Commission registration fees. Unless otherwise indicated, all of the expenses below will be paid by the Company.

                  Item
                  ----

     Registration fee. . . . . . . . . . . . . . . . . . . . .    $     143
     Blue Sky fees and expenses. . . . . . . . . . . . . . . .        1,500
     Printing expenses . . . . . . . . . . . . . . . . . . . .        1,000
     Legal fees and expenses . . . . . . . . . . . . . . . . .        1,000
     Accounting fees and expenses. . . . . . . . . . . . . . .        1,000
     Miscellaneous . . . . . . . . . . . . . . . . . . . . . .        1,000
                                                                  ---------
     Total . . . . . . . . . . . . . . . . . . . . . . . . . .    $   5,643
                                                                  ---------
                                                                  ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The By-Laws and Certificate of Incorporation of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law. Section 145 of the Delaware General Corporation Law provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys's fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Additionally, the Certificate of Incorporation of the Company eliminates in certain circumstances the monetary liability of directors for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the respective corporation or its stockholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 174 of the Delaware General Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Law); or
(iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16. EXHIBITS

     Exhibits

  EXHIBIT
  NUMBER                    DESCRIPTION OF EXHIBITS
  -------                   -----------------------

  4.1 Form of Certificate for shares of the Company's common stock (incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-3,Registration No. 33-426).

  4.2(a) Form of Indenture, dated as of June 15, 1984, between the Company and The Royal Bank and Trust Company, with respect to the Company's Subordinated Exchangeable Variable Rate Notes (the "1984 RBTC Indenture") (incorporated herein by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-2, Registration No. 2-90744).

  4.2(b) First Supplemental Indenture, dated as of June 20, 1985, to the 1984 RBTC Indenture (incorporated herein by reference to Exhibit 4.13(a) of the Company's Registration Statement on Form S-3, Registration No. 33-
          426).

  4.2(c) Form of the Company's Subordinated Exchangeable Variable Rate Notes (filed as Exhibits A and B to Exhibit 4.2(a) and incorporated herein by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-2, Registration No. 2-90744.

  4.3(a) Form of Senior Notes Indenture, dated as of December 15, 1993, by and among the Company, the Guarantors and Pledgors named therein and First Bank National Association, A National Association, as Trustee, with respect to the Company's 11 1/8% Senior Notes due 2003, including form of Senior Note (the "Senior Notes Indenture") (incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K dated January 11,
          1994).

  4.3(b) First Supplemental Indenture, dated as of February 2, 1994, to the Senior Notes Indenture (incorporated herein by reference to Exhibit 4.4(b) of the Company's Annual Report on Form 10-K for the year ended December 31, 1993).

  4.4 Form of Convertible Notes Indenture, dated as of December 15, 1993, by and between the Company and First Bank National Association, a National Association, as Trustee, with respect to the Company's 8 3/4% Convertible Subordinated Notes due 2005, including form of Convertible Note (incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-K dated January 11, 1994).

  4.5 Loan Agreement and related Promissory Note between Richmond American Homes, Inc., Richmond American Homes of California, Inc., Richmond Homes, Inc. I, Richmond Homes, Inc. II and Richmond American Homes of Nevada, Inc., all wholly owned subsidiaries of the Company and Bank One, Arizona, N.A. ("Bank One") dated June 13, 1994 (incorporated herein by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).

  4.6 Guaranty of Payment between the Company and Bank One dated June 13, 1994 (incorporated herein by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).

  4.7 Form of Senior Notes Registration Rights Agreement, dated as of December 28, 1993, by and among the Company, the Guarantors named therein and the Purchasers who are signatories thereto, with respect to the Company's Senior Notes (incorporated herein by reference to Exhibit 4.3 of the Company's Form 8-K dated January 11, 1994).

  4.8 Form of Convertible Notes Registration Rights Agreement, dated as of December 28, 1993, by and between the Company and the Purchasers who are signatories thereto, with respect to the Company's Convertible Subordinated Notes (incorporated herein by reference to Exhibit 4.4 of the Company's Form 8-K dated January 11, 1994).

  4.9 Guaranty Agreement between the Company as guarantor and Bank One, Denver, N.A., as Trustee under Indenture of Trust dated as of June 1, 1994 between it and Superior Metropolitan District No. 1 dated as of June 1, 1994 (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994).

 4.10 Guaranty Agreement between the Company as guarantor and Bank One, Denver, N.A., as Trustee under Indenture of Trust dated as of June 1, 1994 between it and Superior Metropolitan District No. 2, dated as of June 1, 1994 (incorporated herein by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994).

 5        Opinion of Daniel S. Japha, Esq.

15        Letter Regarding Unaudited Interim Financial Information.

23.1      Consent of Price Waterhouse LLP.

23.2      Consent of Daniel S. Japha (filed as part of Exhibit 5 above).

24        Power of Attorney.

25 Statement of eligibility and qualification on Form T-1 of First Bank National Association, dated February 8, 1994 (incorporated herein by reference to Exhibit 25 of the Company's Registration Statement on Form S-3, Registration No. 33-52241).

27.1 Financial Data Schedule (incorporated herein by reference to Exhibit 27 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).

27.2 Financial Data Schedule (incorporated herein by reference to Exhibit 27 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995).

99 Agreement and Plan of Merger, dated February 2, 1994 between Richmond Acquisitions, Inc. and Richmond Homes (incorporated herein by reference to Exhibit 99 to the Company's Annual Report on Form 10-K for the year ended December 31,
          1993).

99.1 M.D.C. Holdings, Inc. Executive Stock Option Purchase Program (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995).

- --------


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON MAY 31, 1995.


                                M.D.C. HOLDINGS, INC.

                                By:     /s/   PARIS G. REECE III
                                   --------------------------------------------
                                   Paris G. Reese III
                                   Vice President, Secretary and Treasurer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, THAT THE UNDERSIGNED OFFICERS AND DIRECTORS OF THE REGISTRANT, BY VIRTUE OF THEIR SIGNATURES TO THIS REPORT, APPEARING BELOW, HEREBY CONSTITUTE AND APPOINT LARRY A. MIZEL, SPENCER I. BROWNE AND PARIS
G. REECE III, OR ANY ONE OF THEM, WITH FULL POWER OF SUBSTITUTION, AS ATTORNEYS-IN-FACT IN THEIR NAMES, PLACES AND STEADS TO EXECUTE ANY AND ALL AMENDMENTS TO THIS REPORT IN THE CAPACITIES SET FORTH OPPOSITE THEIR NAMES AND HEREBY RATIFY ALL THAT SAID ATTORNEYS-IN-FACT DO BY VIRTUE HEREOF.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



          SIGNATURE                            TITLE                  DATE
          ---------                            -----                  ----


     LARRY A. MIZEL                Chairman of the Board and        May 31, 1995
- ------------------------------     Chief Executive Officer
     Larry A. Mizel


     SPENCER I. BROWNE             President, Co-Chief              May 31, 1995
- ------------------------------     Operating Officer and
     Spencer I. Browne             Director



     DAVID D. MANDARICH            Executive Vice President--       May 31, 1995
- ------------------------------     Real Estate, Co-Chief
     David D. Mandarich            Operating Office and Director



     /s/ Paris G. Reece III        Senior Vice President,           May 31, 1995
- ------------------------------     Secretary, Treasurer and
     Paris G. Reece III            Chief Financial Officer
                                   (principal financial and
                                   accounting officer)



     GILBERT GOLDSTEIN             Director                         May 31, 1995
- ------------------------------
     Gilbert Goldstein

     WILLIAM B. KEMPER             Director                         May 31, 1995
- ------------------------------
     William B. Kemper


     STEVEN J. BORICK              Director                         May 31, 1995
- ------------------------------
     Steven J. Borick


     HERBERT T. BUCHWALD           Director                         May 31, 1995
- ------------------------------
     Herbert T. Buchwald